UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Digimarc Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

253807101

(CUSIP Number)

L-1 Identity Solutions, Inc.

Attn: Mark S. Molina

177 Broad Street

Stamford, Connecticut 06901

(203) 504-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Marita Makinen Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Kyle Krpata Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000

June 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253807101

1.	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only)		L-1 Identity Solutions, Inc. 02-0807887

2.	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	3,313,671*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,313,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11)		13.27%**

14.	Type of Reporting Person (See Instructions)		CO

*

Beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”), of Digimarc Corporation, a Delaware corporation (the “Company”), referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Amended and Restated Support Agreements described in Items 3 and 4 hereof. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The reported beneficial ownership is comprised of (i) 859,276 shares of Common Stock (including restricted stock) that are subject to the Amended and Restated Support Agreements and (ii) stock options which, if 100% exercised, would entitle the holders thereof to acquire 2,454,395 shares of Common Stock (“Option Shares”) that are subject to the Amended and Restated Support Agreements. 1,330,250 of such Option Shares are the subject of stock options that have exercise prices higher than $11.90, the per share amount (the “Offer Price”) to be paid to stockholders of the Company who tender their shares pursuant to the Offer to Purchase, dated July 3, 2008, by Dolomite Acquisition Co., a Delaware corporation (“Merger Sub”), for all outstanding shares of Common Stock of the Company (“Out of the Money Options Shares”). 1,124,145 of such Option Shares are the subject of stock options that have exercise prices lower than the Offer Price (“In the Money Options Shares”). The number of shares of Common Stock (including restricted stock) subject to the Amended and Restated Support Agreements and the number of In the Money Option Shares subject to the Amended and Restated Support Agreements reflect, in the aggregate, approximately 8.39% of the beneficial ownership of the Company.

**

The calculation of the percentage is based on  22,508,617 shares of Common Stock (including restricted stock) issued and outstanding as of June 27, 2008, which number is based on the representations made by the Company in the Amended and Restated Agreement and Plan of Merger described in Items 3 and 4 hereof, plus 2,454,395 Option Shares that are subject to the Amended and Restated Support Agreements.

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2008 (the “Schedule 13D”), with respect to the Common Stock of the Company.  The Company’s principal executive offices are located at 9405 S.W. Gemini Drive, Beaverton, Oregon 97008.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety as follows:

In connection with the Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among the Company, L-1 and Merger Sub (the “Merger Agreement”) described in Item 4, as a condition to the willingness of L-1 and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, L-1 and Merger Sub entered into Amended and Restated Support Agreements (each, a “Support Agreement,” and collectively, the “Support Agreements”) with each of Robert Chamness, Bruce Davis, Robert Eckel, Michael McConnell, Philip Monego, Sr. and Reed Stager (each, a “Stockholder,” and collectively, the “Stockholders”).  By reason of L-1’s entering into the Support Agreements with the Stockholders, and by reason of the irrevocable proxy and commitment by the Stockholders to tender their respective shares of Common Stock contained therein, L-1 may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreements.  L-1 anticipates that it will fund the transactions contemplated by the Support Agreements and the Merger Agreement through a combination of cash, debt financing and equity financing.  For a more detailed description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

Amended and Restated Merger Agreement

On June 29, 2008, the Company entered into the Amended and Restated Agreement and Plan of Merger with L-1 and Merger Sub.  Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, L-1 and Merger Sub commenced a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Common Stock of the Company at the Offer Price of $11.90 per share on July 3, 2008.  The Offer Price is subject to adjustment based on the total number of shares of Common Stock outstanding after giving effect to the exercise of options to purchase shares of Common Stock on the Spin-Off Record Date (as defined below).  The aggregate Offer Price, which does not include the value attributable to the Spin-Off (as defined below) is $310 million.

The Offer, which is expected to close in August 2008, is conditioned upon, among other things, the satisfaction of a minimum tender condition and the completion of the Spin-Off or the Trust Transfer (as defined below).  Prior to the completion of the Offer, the Company will contribute all of the assets and liabilities related to its digital watermarking business, together with all of the Company’s cash, to a wholly-owned subsidiary of the Company (“DMRC LLC”), the limited liability company interests of which will be (i) distributed to holders of shares of Common Stock on the Spin-Off Record Date in a taxable spin-off (the “Spin-Off”) upon effectiveness of a registration statement on Form 10 (the “Form

10”) filed in connection with the Spin-Off, or (ii) pending effectiveness of the Form 10, transferred to a newly-created trust for the benefit of such stockholders of the Company (the “Trust Transfer”).  Following the Spin-Off or the Trust Transfer, DMRC LLC will merge with and into its wholly-owned subsidiary (“DMRC Corporation”), and each limited liability company interest of DMRC LLC will be converted into one share of common stock of DMRC Corporation.  If the Trust Transfer occurs, the trust will distribute shares of DMRC Corporation common stock to holders who held shares of Common Stock on the Spin-Off Record Date, upon effectiveness of the Form 10, which DMRC Corporation filed with the SEC on June 23, 2008.  Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and subject to certain conditions, including those described above, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of L-1 (the “Merger”).

On or immediately prior to the record date for the entitlement to a distribution of DMRC LLC limited liability company interests in connection with the Spin-Off (the “Spin-Off Record Date”), all outstanding Company stock options will fully vest and become exercisable.  Holders of Company stock options will be given the opportunity to exercise such stock options, and thereby to become stockholders of the Company, entitled to receive the Offer Price in connection with the Merger and, for stock options exercised prior to the Spin-Off Record Date, the distribution of DMRC LLC limited liability company interests in connection with the Spin-Off.  All Company stock options that are not exercised or cancelled prior to the effective time of the Merger will be cancelled and null and void as of the effective time of the Merger.

On or immediately prior to the Spin-Off Record Date, all outstanding shares of Company restricted stock will fully vest and the holders will be entitled to receive the Offer Price in connection with the Merger and the distribution of DMRC LLC limited liability company interests in connection with the Spin-Off.

At the effective time of the Merger and as a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive the Offer Price.

Upon consummation of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation.

Following the consummation of the Merger, L-1 intends that the Common Stock will be deregistered under the Exchange Act, and delisted from the NASDAQ Global Market.

Amended and Restated Support Agreements

As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of L-1 and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, L-1 and Merger Sub entered into the Support Agreements with the Stockholders.  Pursuant to his respective Support Agreement, each Stockholder has agreed to, (i) as promptly as practicable and in any event within 10 business days of the commencement of the Offer, validly tender all of his shares of Common Stock pursuant to and in accordance with the terms of the Offer and (ii) not withdraw any of his shares of Common Stock tendered pursuant to the Offer.  In addition, each Stockholder has agreed at any meeting (or any action by written consent in lieu of a meeting) of the stockholders of the Company or any adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, to vote all shares of Common Stock beneficially owned by the Stockholder (or to cause them to be voted) or (as appropriate) execute written consents in respect thereof: (i) in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) in favor of the Spin-Off and associated restructuring (to the extent to be voted upon by the Company’s stockholders), (iii) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company’s organizational documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone or discourage the consummation of the Merger and (iv) against any takeover proposal.  The Support Agreements shall terminate on the first to occur of (i) the written consent of L-1, Merger Sub and such Stockholder to terminate his respective Support Agreement, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the acceptance by L-1 or Merger Sub of such Stockholder’s respective shares of Common Stock tendered pursuant to the Offer and (iv) the effective time of the Merger.

Pursuant to his respective Support Agreement, each Stockholder irrevocably appointed each executive officer of L-1 as the Stockholder’s attorney-in-fact and proxy, with full power of substitution, to vote, express consent or dissent, or otherwise to exercise all voting and related rights with respect to such Stockholder’s shares at every annual, special or adjourned meeting of the stockholders of the Company, and in every written consent in lieu of any such meeting, to the extent described above.

Other than as described above, L-1 has no plans or proposals which relate to, or may result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The summaries of the Merger Agreement and the Support Agreements contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, each of which is incorporated herein by reference.  Copies of the Merger Agreement and Form of Support Agreement were filed with the SEC on July 3, 2008, as Exhibits 2.1 and 10.1, respectively, to L-1’s Current Report on Form 8-K.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)           Pursuant to the Support Agreements, L-1 may be deemed to beneficially own 3,482,943 shares of Common Stock, which represents 13.27% of the beneficial ownership of the Company, which is calculated based on a total of 22,508,617 shares of Common Stock issued and outstanding as of June 27, 2008, which number of total outstanding shares is based on the representations made by the Company in the Merger Agreement, plus 2,454,395 Option Shares that are subject to the Support Agreements.  The reported beneficial ownership is comprised of (i) 859,276 shares of Common Stock (including restricted stock) that are subject to the Support Agreements and (ii) 2,454,395 Option Shares that are subject to the Support Agreements.  1,330,250 of such Option Shares are Out of the Money Options Shares and 1,124,145 of such Option Shares are In the Money Options Shares.  The number of shares of Common Stock (including restricted stock) subject to the Support Agreements and the number of In the Money Option Shares subject to the Support Agreements reflect, in the aggregate, approximately 8.39% of the beneficial ownership of the Company.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by L-1 that it is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)           Pursuant to the Support Agreements and the limited proxies granted therein, L-1 may be deemed to have shared power to vote 3,313,671 shares of Common Stock held beneficially by the Stockholders.

(c)           Neither L-1 nor, to the knowledge of L-1, any of the Schedule 1 Persons, has effected any transaction in the Common Stock during the past 60 days.

(d)           The Stockholders are the record owners of the shares of Common Stock covered by the Support Agreements that L-1 may be deemed to beneficially own.  Each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by his respective Support Agreement.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits

1.                                                                                       Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1 Identity Solutions, Inc., Dolomite Acquisition Co. and Digimarc Corporation (incorporated by reference to Exhibit 2.1 to L-1’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 3, 2008)

2.                                                                                       Form of Amended and Restated Support Agreement (incorporated by reference to Exhibit 10.1 to L-1’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 3, 2008)

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule 13D is true, complete and correct.

Dated: July 3, 2008

L-1 IDENTITY SOLUTIONS, INC.

By:	/s/ Robert V. LaPenta
Robert V. LaPenta
Chairman, Chief Executive Officer and President

SCHEDULE 1

Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of each director and executive officer of L-1.  Unless otherwise indicated, the business address of each person listed below is 177 Broad Street, Stamford, Connecticut 06901.

Directors
Name	Present Principal Occupation or Employment
Robert V. LaPenta	Chairman; President and Chief Executive Officer of L-1
B.G. Beck	Director; Member of the board of directors of Cardinal Financial Corporation
Denis K. Berube	Director; Executive Vice President and Chief Operating Officer of Lau Technologies(1)
Milton E. Cooper	Director; Retired
Robert S. Gelbard	Director; Chairman of Washington Global Partners, LLC(2)
Malcolm J. Gudis	Director; Chancellor of the board of trustees of The Episcopal School of Dallas
John E. Lawler	Director; President of East/West Financial Services, Inc.; Co-founder and Chief Executive Officer of Sterling Wealth Management, Inc.(3)
James M. Loy	Director; Senior Counselor at The Cohen Group(4)
Harriet Mouchly-Weiss	Director; Founder and Managing Partner of Strategy XXI, Ltd. (5)
Peter Nessen	Director; President of Nessen Associates Ltd.(6)
B. Boykin Rose	Director; Appointee to South Carolina Education Lottery Commission

Executive Officers (Who Are Not Directors)
Name	Present Principal Occupation or Employment
Joseph Atick	Executive Vice President, Chief Strategy Officer
James A. DePalma	Executive Vice President, Chief Financial Officer and Treasurer
Doni L. Fordyce	Executive Vice President, Corporate Communications
Mark S. Molina	Executive Vice President, Chief Legal Officer and Secretary
Joseph Paresi	Executive Vice President, Chief Marketing Officer
Vincent A. D’Angelo	Senior Vice President, Finance, and Chief Accounting Officer

(1)   Lau Technologies is engaged in the marketing and sale of defense electronics and facial recognition technologies.  The address of Lau Technologies is 30 Porter Road, Littleton, Massachusetts 01460.

(2)   Washington Global Partners is an international business consulting firm.  The address of Washington Global Partners, LLC is 815 Connecticut Avenue, N.W., Suite 820, Washington, District of Columbia 20006.

(3)   East/West Financial Services, Inc. is a diversified financial management and business consulting firm.  The address of East/West Financial Services, Inc. is 1497 Chain Bridge Road, Suite 304, McLean, Virginia 22101.

(4)   The Cohen Group is a firm providing global business consulting services.  The address of The Cohen Group is 500 Eighth St. NW, Suite 200, Washington, District of Columbia 20004.

(5)   Strategy XXI, Ltd. is an international communications and consulting firm.  The address of Strategy XXI, Ltd. is 515 Madison Avenue, 34th Floor, New York, New York 10022.

(6)   Nessen Associates Ltd. is a non-profit consulting company.  The address of Nessen Associates Ltd. is 1 Exeter Plaza, Boston, Massachusetts 02116.